Exhibit 7.3

SECOND AMENDMENT TO ACQUISITION AGREEMENT

This Second Amendment to Acquisition Agreement is entered into as of July 7, 2023 between Fractional Ownership Holdings, LLC. (“F.O.H.”or “Parent”), F.O.H. Acquisition Inc., a Delaware corporation (“Merger Sub”), and Collectable Technologies, Inc. (“CTI” or the “Company”) and, only to the extent and for the purposes explicitly provided for in the Agreement, Phil Neuman, an individual (“Neuman”).

The parties entered into an Acquisition Agreement on June 16, 2023 (the “Agreement”) between the parties for the acquisition by F.O.H. of CTI through a statutory merger. The parties entered into the First Amendment to Acquisition Agreement on June 30, 2023.

The Agreement is hereby amended and/or clarified as follows:

1.	Before transmitting the Acquisition Price to the exchange agent, the parties confirm that they will, in accordance with their original intent, deduct an amount sufficient to pay CTI’s deal expenses, including the D&O runoff policy and legal fees as well as any other fees mutually agreed to be deal expenses payable from the Acquisition Price, provided that the net amount transmitted to the exchange agent shall be no less than $1,350,000.

2.	Concerning the condition set forth at Section VII.(d) of the Agreement, the lease escrow agreement shall be in form and substance satisfactory to Jason Epstein, as guarantor of the CTI lease referenced therein.

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IN WITNESS WHEREOF, the parties have caused this Second Amendment to be executed by a duly authorized representative as of the date first written above.

COLLECTABLE TECHNOLOGIES, INC.

By:	/s/ Jarod Winters
Jarod Winters, President
jwinters@collectable.com

F.O.H., LLC

/s/ Phil Neuman
By:	Phil Neuman, Manager

MERGER SUB

/s/ Phil Neuman
By:	Phil Neuman, President

/s/ Phil Neuman
Phil Neuman, individually